

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date   08/04/2008

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcement lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL).

Yours sincerely,

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

08002080

Encl.

PROCESSED

APR 2 5 2008

THOMSON REUTERS

DYNO
Dyno Nobel



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 25,000 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

Exercise price - $2.37 per option

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

7 April 2008

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
820,025,840	DXL Ordinary fully paid

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,925,000	DXLAI Options
	4,202,503	DXLAK Options
	170,000	DXLAM Options
	1,123,899	DXLAO Options
	1,416,669	DXLAQ Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

> Not Applicable

12   Is the issue renounceable or non-renounceable?

> Not Applicable

13   Ratio in which the +securities will be offered

> Not Applicable

14   +Class of +securities to which the offer relates

> Not Applicable

15   +Record date to determine entitlements

> Not Applicable

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

> Not Applicable

17   Policy for deciding entitlements in relation to fractions

> Not Applicable

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

> Not Applicable

19   Closing date for receipt of acceptances or renunciations

> Not Applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not Applicable

21	Amount of any underwriting fee or commission	Not Applicable

22	Names of any brokers to the issue	Not Applicable

23	Fee or commission payable to the broker to the issue	Not Applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	Not Applicable

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	Not Applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable

28	Date rights trading will begin (if applicable)	Not Applicable

29	Date rights trading will end (if applicable)	Not Applicable

30	How do ⁺security holders sell their entitlements *in full* through a broker?	Not Applicable

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable

33	⁺Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ✓   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36	☐	If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	Not Applicable

39	Class of ⁺securities for which quotation is sought	Not Applicable

40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	⁺Class
42	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

Quotation agreement

1   *Quotation of our additional *securities is in ASX's absolute discretion. ASX may quote the *securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the *securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those *securities should not be granted *quotation.

- An offer of the *securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any *securities to be quoted and that no-one has any right to return any *securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the *securities be quoted.

- If we are a trust, we warrant that no person has the right to return the *securities to be quoted under section 1019B of the Corporations Act at the time that we request that the *securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before *quotation of the *securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
               Company Secretary

Date: 7 April 2008

Print name: JULIANNE LYALL-ANDERSON

               == == == == ==

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 7

